UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2024

Commission File No.: 001-41587

MultiMetaVerse Holdings Limited

Room 7033, 7/F, Tower B, No. 785 Hutai Road, Jingan District
Shanghai, China, 200065
(Address of Principal Executive Offices.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Other Events.

On November 11, 2024, MultiMetaVerse Holdings Limited issued the release filed herewith as Exhibit 99.1.

Financial Statements and Exhibits.

Exhibit No.	Description
99.1	Press Release dated November 11, 2024 regarding update on joint venture.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 12, 2024

MULTIMETAVERSE HOLDINGS LIMITED

By:	/s/ Yiran Xu
Name:	Yiran Xu
Title:	Chief Executive Officer

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